News Release

NORTHBRIDGE AND FAIRFAX ANNOUNCE RESULTS OF SPECIAL MEETING OF NORTHBRIDGE SHAREHOLDERS TO APPROVE GOING-PRIVATE TRANSACTION

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

TORONTO, February 19, 2009 - Northbridge Financial Corporation (TSX: NB) and Fairfax Financial Holdings Limited (TSX and NYSE: FFH) today announced that Northbridge’s shareholders have approved by a special resolution, the amalgamation of Northbridge with FFHL Financial Corp., an indirect wholly-owned subsidiary of Fairfax (the “Amalgamation”).  The Amalgamation was approved by 99.99% of the votes cast by shareholders at the meeting, including 99.98% of the votes cast for purposes of the majority of the minority approval requirements of applicable securities laws.  The Amalgamation will be effective on or around February 20, 2009 and will be followed by the redemption of the redeemable preferred shares provided for under the Amalgamation, thereby completing the previously announced going-private transaction with Fairfax.

Pursuant to the Amalgamation, Northbridge will become a wholly-owned subsidiary of Fairfax and all holders of Northbridge common shares, other than Fairfax and its affiliates, will be entitled to receive $39.00 in cash per share by way of the redemption of redeemable preferred shares of the amalgamated corporation, all as more fully described in the meeting materials mailed to Northbridge shareholders and filed on SEDAR (www.sedar.com) in connection with the special shareholders’ meeting to approve the Amalgamation.

As soon as practicable following completion of the Amalgamation, it is expected that all common shares of Northbridge will be de-listed from the Toronto Stock Exchange.  Additionally, Northbridge has made an application to the Canadian securities regulatory authorities for an order that Northbridge will no longer be a reporting issuer (or equivalent) under applicable Canadian securities laws.

About Northbridge

Northbridge is the largest commercial property and casualty insurance group in Canada, providing property, automobile, general liability and a wide range of other commercial insurance products to businesses primarily in Canada. Visit Northbridge's website at www.norfin.com for more information.

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, please contact:

Northbridge Financial Corporation Innes Dey Vice President, Corporate Affairs (416) 350-4300	Fairfax Financial Holdings Limited Greg Taylor Chief Financial Officer (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946